Lightspeed Announces Fiscal Fourth Quarter and Full Year 2024 Financial Results Conference Call

MONTREAL, April 11, 2024 (PRNewswire) -- Lightspeed Commerce Inc. (NYSE | TSX: LSPD) (“Lightspeed” or the “Company”), today announced it will report fourth quarter and full year 2024 financial results before the market open on Thursday, May 16, 2024. Powering the world’s best businesses, Lightspeed is the unified POS and payments platform for ambitious entrepreneurs to accelerate growth, provide the best customer experiences and become a go-to destination in their space. Management will host a conference call and webcast to discuss the Company's financial results at 8:00 am ET on Thursday, May 16, 2024.

Lightspeed Fourth Quarter and Full Year 2024 Financial Results Conference Call
When: Thursday, May 16, 2024
Time: 8:00 am ET
Live Call Registration: https://registrations.events/direct/Q4I7431649
Replay: (800) 770-2030 (US/Canada Toll-Free) or (647) 362-9199 (International). Conference ID 74316. (The replay will be available approximately two hours after the completion of the live call until 11:59 p.m. ET on May 23, 2024)
Webcast: https://investors.lightspeedhq.com
Investors and participants can register for the telephonic version of the call in advance by visiting https://registrations.events/direct/Q4I7431649. After registering, instructions will be shared by email on how to join the call including dial-in information as well as a unique passcode and registrant ID. At the time of the call, registered participants will dial in using the numbers from the confirmation email, and upon entering their unique passcode and ID, will be entered directly into the conference.

About Lightspeed
Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. Our cloud commerce solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financial solutions and connection to supplier networks.

Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange (NYSE: LSPD) and Toronto Stock Exchange (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the Company serves retail, hospitality and golf businesses in over 100 countries.

For more information, please visit: www.lightspeedhq.com
On social media: LinkedIn, Facebook, Instagram, YouTube, and Twitter
Investor relations: Gus Papageorgiou investorrelations@lightspeedhq.com